UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

Nuvation Bio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

67080N 101

(CUSIP Number)

ANNE-MARIE PASTER

OMEGA FUND V, L.P.

888 BOYLSTON ST., STE. 1111

BOSTON, MA 02199

TELEPHONE: 617-502-6538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,212,376
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,212,376
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

2.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

3.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Omega Fund V GP Manager, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

4.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Michelle Doig
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of Americas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

5.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Claudio Nessi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

6.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Anne-Marie Paster
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of Americas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

7.

CUSIP No. 67080N 101	13D

1.	Name of Reporting Persons Otello Stampacchia
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,212,376 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,212,376 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,212,376 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.0% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This Schedule 13D is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Michelle Doig (“Doig”), Claudio Nessi (“Nessi”), Anne-Mari Paster (“Paster”), and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Doig is a partner of Omega Fund and may be deemed to beneficially own the shares held by Omega Fund. Nessi, Paster, and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13D. Each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(2)	This percentage set forth on the cover sheets is calculated based on 216,650,055 shares of the Issuer’s Class A Common Stock outstanding as of February 10, 2021.

8.

Item 1.	Security and Issuer

a)

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Nuvation Bio, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 1500 Broadway, Suite 1401, New York, NY 10036.

Item 2.	Identity and Background

a) – c), f)

Omega Fund V, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega
Fund”), Omega Fund V GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands,
(“Omega GP”), Omega Fund V GP Manager, Ltd., an exempted limited company organized under the laws of the
Cayman Islands, (“Omega Ltd”), Michelle Doig, a Canadian citizen (“Doig”), Claudio Nessi, a Swiss citizen (“Nessi”),
Anne-Mari Paster, a United States citizen (“Paster”), and Otello Stampacchia, an Italian citizen (“Stampacchia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The reported securities are owned directly by Omega
Fund.

The address of the principal business and principal office of Omega Fund, Omega GP, Omega Ltd, Doig, Nessi, Paster,
and Stampacchia is: 888 Boylston St., Suite 1111, Boston, MA 02199. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

The principal business of Omega Fund is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega GP is to act as the sole general partner of Omega Fund. The principal business of Omega Ltd is to act as the sole general partner of Omega GP. The principal business of Doig, Nessi, Paster, and Stampacchia is to act as managers, shareholders and directors of various Omega entities, including as directors of
Omega Ltd. with regard to Nessi, Paster and Stampacchia.

Pursuant to Rule 13d-4 of the Act, each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(d) and (e)	During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to the Reporting Persons required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 28,212,376 shares of Class A Common Stock of the Issuer as reflected in this Schedule 13D. Omega Fund acquired 27,712,376 shares (the “Merger Shares”) pursuant to the Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) dated October 20, 2020, by and among Panacea Acquisition Corporation, a Delaware corporation (“Panacea”), Panacea Merger Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Panacea (“Merger Sub”) and Nuvation Bio Inc., a Delaware corporation (“Legacy Nuvation Bio”), pursuant to which Legacy Nuvation Bio merged with and into Merger Sub, with Legacy Nuvation Bio surviving the merger and becoming a wholly-owned subsidiary of Panacea (such transactions contemplated by the Business Combination Agreement, the “Business Combination”). On February 10, 2021 (the “Closing Date”), Legacy Nuvation Bio changed its name to Nuvation Bio Operating Company, Inc. and Panacea changed its name to Nuvation Bio Inc. The Merger Shares were issued to the Reporting Persons on the Closing Date, upon the consummation of the Business Combination in respect of the Reporting Persons’ existing shares of Legacy Nuvation Bio.

9.

Also on February 10, 2021, Omega Fund acquired 500,000 shares of the Issuer’s Class A Common Stock (the “PIPE Shares”) at a price of $10.00 per share in a private placement transaction. Omega Fund funded the acquisition of the PIPE Shares with cash funds held for making investments. The Merger Shares and PIPE Shares are hereinafter collectively referred to as, the “Omega Shares”). Please see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer – PIPE Subscription Agreement” below for further information.

Item 4.	Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Omega Fund acquired the Omega Shares for investment purposes. Omega Fund expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional Shares of Class A Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares of Class A Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as Omega Fund may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Also, consistent with its investment intent, Omega Fund may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer

(a), (b)             The aggregate number and percentage of Class A Common Stock of the Issuer owned by each Reporting Person are based upon 216,650,055 shares of Class A Common Stock outstanding as of Febrary 10, 2021.

The Reporting Persons may be deemed to beneficially own an aggregate of 28,212,376 shares of Class A Common Stock. This aggregate number represents approximately 13.0% of the total Shares of Class A Common Stock currently outstanding.

Each Reporting Person may be deemed to beneficially own the shares set forth below:

Omega Fund	—	28,212,376
Omega GP	—	28,212,376
Omega Ltd	—	28,212,376
Doig	—	28,212,376
Nessi	—	28,212,376
Paster	—	28,212,376
Stampacchia	—	28,212,376

The Omega Fund has the sole power to vote and dispose of 28,212,376 Shares of Class A Common Stock as a result of its direct beneficial ownership of 28,212,376 Shares of Class A Common Stock. Omega GP, Omega Ltd, Doig, Nessi, Paster, and Stampacchia may be deemed, on an aggregate basis, to have shared power to vote and dispose of 28,212,376 Shares of Class A Common Stock as a result of their deemed beneficial ownership of 28,212,376 Shares of Class A Common Stock.

10.

Pursuant to Rule 13d-4 of the Act, each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(c)                     Upon the closing of the Business Combination of the Issuer on February 10, 2021, Omega Fund’s Series A Preferred Shares, including dividends accrued thereon, were automatically converted on a one-for-one basis into Shares of Class A Common Stock of the Issuer without payment of further consideration.

Also on February 10, 2021, Omega Fund purchased the PIPE Shares. The Omega Shares are owned directly by Omega Fund. Pursuant to Rule 13d-4 of the Act, each of Doig, Nessi, Paster, and Stampacchia expressly disclaims beneficial ownership of the securities reported herein, except to the extent of his or her pecuniary interest therein, if any.

(d)                     No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Shares of Class A Common Stock of the Issuer beneficially owned by any of the Reporting Persons.

(e)                     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described below, the information furnished in Item 3 is incorporated into this Item 6 by reference.

Lock-Up Agreement

On October 20, 2020, certain stockholders of the Issuer, including the Reporting Persons, each entered into lock-up agreements (each, a “Lock-up Agreement”) pursuant to which each party to an agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 180 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock, or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock or issued or issuable to such party held by it immediately after the effective time (collectively, the “Stockholder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Stockholder Lock-Up Shares. Notwithstanding the foregoing, if the closing price of the Panacea Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Stockholder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Subscription Agreement

In October 2020, in connection with the execution of the Business Combination Agreement, Panacea entered into a Subscription Agreement with Omega Fund, pursuant to which (i) Omega Fund agreed to purchase, and Panacea agreed to sell to Omega Fund, an aggregate of 500,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $5.0 million and (ii) the Issuer agreed that, within 30 calendar days after the Closing Date, the Issuer will file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to Omega Fund (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing descriptions of the Subscription Agreement and Lock-up Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

11.

Item 7.	Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date

A.	Joint Filing Statement	—	—	—	—

B.	Form of Lock-up Agreement	8-K	001-39351	10.19	2/12/21

C.	Form of PIPE Subscription Agreement	8-K	001-39351	10.1	2/12/21

D.	Power of Attorney	—	—	—	—

12.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

Omega Fund V, L.P.

By:	Omega Fund V GP Manager, Ltd., by /s/ Ron A. Metzger, Attorney-in-Fact
Omega Fund V GP Manager, Ltd., President and Chief Executive Officer

Omega Fund V GP, L.P.

By:	Omega Fund V GP Manager, Ltd., by /s/ Ron A. Metzger, Attorney-in-Fact
Omega Fund V GP Manager, Ltd., Managing Member

By:	Omega Fund V GP Manager, Ltd., by /s/ Ron A. Metzger, Attorney-in-Fact
Omega Fund V GP Manager, Ltd.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

13.

SCHEDULE I

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Position	Business Address

Otello Stampacchia	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199

Michelle Doig	Partner, Omega Fund	888 Boylston St., Suite 1111 Boston, MA 02199

Anne-Mari Paster	Director, Omega Ltd	888 Boylston St., Suite 1111 Boston, MA 02199

Claudio Nessi	Director, Omega Ltd	888 Boylston St., Suite 1111

14.